                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                         TELETOUCH COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87951V 10 7
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                                 (CUSIP Number)

                                  Robert Alpert
                              The Alpert Companies
                               Three Allen Center
                              333 Clay, Suite 4150
                              Houston, Texas 77002
                                 (713) 336-4700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 1998
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

            Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                           ROBERT ALPERT
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               PF
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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NUMBER OF      (7)  SOLE VOTING POWER
                       329,333
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       242,666
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                      329,333
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                      242,666
--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            329,333
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    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           7.6%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **

            IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!




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





--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  DANRO CORPORATION
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                  242,666
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                  242,666
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                     NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           242,666
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           5.7%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           CO
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





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





--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  WILDWOOD CAPITAL COMPANY
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                    146,666
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       146,666
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           146,666
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           3.5%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           PN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





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--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  MARKUS VENTURES, L.P.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                    96,000
SHARES         -----------------------------------------------------------------
               (8)  SHARED VOTING POWER
BENEFICIALLY          NONE
               -----------------------------------------------------------------
OWNED BY
               (9)  SOLE DISPOSITIVE POWER
EACH                  96,000
               -----------------------------------------------------------------
REPORTING
               (10)  SHARED DISPOSITIVE POWER
PERSON WITH            NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           96,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           2.3%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock (the "Shares") and Class A Warrants ("Warrants") of Teletouch Communications, Inc. (the "Company"). The address of the Company is 110 North College, Suite 200, Tyler, Texas 75702.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This Schedule is filed on behalf of (i) Mr. Robert Alpert, (ii) Danro Corporation, (iii) Wildwood Capital Company and (iv) Markus Ventures, L.P.

                  Mr. Robert Alpert is the sole shareholder and President of Danro Corporation.

                  Danro Corporation is the Managing General Partner of (i) Wildwood Capital Management, and (ii) Markus Ventures, L.P.

                  The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of
                  Section 13(d)(3) with respect to acquiring, holding and disposing of Shares.

         (b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is Three Allen Center, 333 Clay, Suite 4150, Houston, Texas 77002.

         (c) The principal business of each of Wildwood Capital Company and Markus Ventures, L.P. is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account.

                  The principal occupation of Mr. Alpert is as President of Danro Corporation, Managing General Partner of affiliated partnerships.

         (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each individual referred to in paragraph (a) above is a citizen of the United States. Danro Corporation is a corporation formed under the laws of the State of Texas. Wildwood Capital Company is a general partnership formed under the laws of the State of Texas. Markus Ventures, L.P. is a limited partnership formed under the laws of the State of Texas.





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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The net investment cost (including commissions) is $25,758 for 86,667 Warrants beneficially owned by Mr. Alpert. The aggregate net investment cost for the 329,333 Shares beneficially owned by the Group is $972,896. The Shares purchased by the Group were purchased with the investment capital of the respective member of the Group.


ITEM 4.   PURPOSE OF THE TRANSACTION.

         The Group has acquired Shares of the Company for investment purposes only, in the ordinary course of business. In addition, in the ordinary course of their business, the Group may acquire further Shares from time to time and may attempt to sell all or a portion of its Shares from time to time in the open market, in brokers' transactions, in transactions directly with market makers, in privately negotiated transactions, or a combination of the foregoing.

         Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 4,235,611 shares outstanding (not including the exercise of the Warrants) as of January 8, 1999, as reflected in the Form 10Q of the Company for the period ending November 30, 1998. All shares and per share amounts have been adjusted for the two-for-three reverse stock split which was effective June 25, 1998.

As of the date hereof:

                  (i) Danro owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Danro may be deemed to own beneficially 242,666 Shares, including (a) the 146,666 Shares owned directly by Wildwood Capital Company and (b) the 96,000 Shares owned directly by Markus Ventures, L.P., (constituting approximately 3.5% and 2.3% of the Shares outstanding, respectively).

                  (ii) Mr. Alpert is the direct beneficial owner of Warrants presently exercisable for 86,667 shares of Common Stock, and the indirect beneficial owner of the 242,666 Shares owned beneficially by Danro (see Item 5(a)(i) above). Mr. Alpert, by reason of Rule 13d-3 of the Act, may be deemed to beneficially own the Shares owned by each of the entities above. Accordingly, Mr. Alpert beneficially owns 329,333 Shares, representing approximately 7.6% of the shares outstanding (assuming exercise of the Warrants).

         (b) Danro Corporation has the power to vote and dispose of the Shares owned by (i) Wildwood Capital Company and (ii) Markus Ventures, L.P., which power may be exercised by the managing general partner of each such Partnership. Mr. Alpert has voting and investment power over Shares managed by Danro Corporation. Mr. Alpert has the sole voting and dispositive powers over the Warrants owned directly.

         (c) On February 11, 1998, Wildwood Capital Company purchased 144,000 Shares at $3.59 per share. On February 24, 1998, Wildwood Capital Company purchased 2,666 Shares at $3.64 per share. All such transactions were effected through the NASDAQ Small-Cap Market or in brokers' transactions.

         (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.



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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

         Other than the agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      February 16, 1999

                                      DANRO CORPORATION


                                      By:  /s/ ROBERT ALPERT
                                           -------------------------------------
                                           Robert Alpert, President



                                      WILDWOOD CAPITAL COMPANY
                                      MARKUS VENTURES, L.P.
                                      By: DANRO CORPORATION,
                                          as their Managing General Partner


                                      By:  /s/ ROBERT ALPERT
                                           -------------------------------------
                                           Robert Alpert, President



                                      /s/ ROBERT ALPERT
                                      ------------------------------------------
                                      Robert Alpert, Individually

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
------                   -----------
  1                      Joint Acquisition Statement Pursuant to Rule 13D-1(f)1